Trevor Pettennude · 3rd

Mortgage and Merchant Banking Executive

Denver, Colorado, United States · 273 connections · **Contact info**

Banctek Solutions

 **University of Colorado Boulder**

Experience

Principal
Banctek Solutions

Jan 2009 – Present · 11 yrs 11 mos

Full Service Merchant Service Company operating in 50 States in the US and internationally.

Principal
Pizza Republica Landmark and Pizza Republica Downtown

Apr 2012 – Present · 8 yrs 8 mos

Greater Denver Area

Education



University of Colorado at Boulder
Bachelor of Arts (B.A.), Economics

1985 – 1991



